EXHIBIT 99.1

Brookfield Closes $4 Billion Commercial Real Estate Debt Fund

BROOKFIELD, NEWS, Dec. 17, 2021 (GLOBE NEWSWIRE) -- Brookfield announced today it has closed its latest flagship real estate debt fund, Brookfield Real Estate Finance Fund VI (BREF VI), with total capital commitments of over $4 billion, exceeding an initial target of $3 billion.

A diverse group of nearly 50 LPs committed to BREF VI, including public and private pension plans, labor organizations, endowments and foundations, financial institutions, and insurance companies. The United States, Canada, Europe, and Asia Pacific are all represented among the investors in the Fund.

Brookfield committed $400 million to the fund highlighting its longstanding alignment of interests with investors.

Andrea Balkan, Managing Partner who oversees the Fund, said, “Our fundraising effort has gone exceptionally well, and we appreciate the strong support we have received from our investors. We have been actively investing and are excited about the opportunities to generate attractive, risk-adjusted returns on real estate debt investments.”

BREF VI continues Brookfield’s successful real estate debt investment strategy, with a focus on lending against high-quality real estate assets in major U.S. metropolitan markets, and selectively in the U.K. and Europe, at valuations that are below long-term intrinsic value. To date, the Fund has closed on 15 investments, representing aggregate mezzanine lending commitments in excess of $700 million.

About Brookfield

Brookfield is a leading global alternative asset manager with approximately US$650 billion of assets under management across real estate, infrastructure, renewable power, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media Kerrie McHugh Tel: (212) 618 3469 kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 linda.northwood@brookfield.com